FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2011 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On February 17, 2011 the registrant announces TowerJazz Named Best Foundry Supplier Third Year in a Row by Skyworks Solutions.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 17, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Named Best Foundry Supplier Third Year in a Row by
Skyworks Solutions

Recognized for excellent quality, performance and solid alignment with Skyworks’
supply chain requirements

MIGDAL HAEMEK, Israel, and NEWPORT BEACH, Calif., February 17, 2011 – TowerJazz, the global specialty foundry leader, today announced it has received the 2010 Foundry Supplier of the Year Award from Skyworks Solutions, Inc., an innovator of high reliability analog and mixed-signal semiconductors enabling a broad range of end markets. This award was granted to TowerJazz for the third consecutive year in recognition of TowerJazz’s excellent quality, performance and solid alignment with Skyworks’ supply chain requirements.

Skyworks, a TowerJazz customer since 2002, utilizes a broad set of the foundry’s specialty process offerings including mixed-signal CMOS, RFCMOS, BiCMOS and SiGe BiCMOS, to develop a wide range of Skyworks’ products such as transmit/receive modules, power amplifier controllers, switch controllers, linear devices, and wireless LAN solutions.

“We congratulate TowerJazz on winning our Foundry Supplier of the Year Award for the third year in a row,” said Bruce J. Freyman, senior vice president of worldwide operations at Skyworks.  “This accomplishment demonstrates TowerJazz’s proven track record in delivering high quality technology and design enablement services as well as in consistently meeting our supply chain requirements year after year.”

“We are pleased to again receive this award from Skyworks.  Recognition from one of our major long-time customers demonstrates our commitment to our partnerships to not just meet, but rather, exceed expectations,” said David Postula, TowerJazz Vice President of Sales. “This award is evidence of our success in creating value for our customers through our service and support.  We appreciate the confidence Skyworks has in our proven technology platforms for manufacturing their leading-edge devices.”

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company Contact:	Media Contact
Melinda Jarrell	Lauri Julian
949/435-8181	949/715-3049
melinda.jarrell@towerjazz.com	lauri.julian@towerjazz.com

Investor Relations Contact:
Levi Noit
+972 4 604 7066
noit.levi@towerjazz.com